Exhibit 99.1

TechFaith Reports First Quarter 2013 Financial Results

Beijing, China, May 21, 2013 - China TechFaith Wireless Communication Technology Limited (NASDAQ: CNTF) (“TechFaith” or the “Company”) today announced unaudited financial results for the first quarter ended March 31, 2013.

For the first quarter of 2013, TechFaith reported net revenues of US$28.2 million, compared to US$31.0 million in the fourth quarter of 2012 and US$42.7 million in the first quarter of 2012. This is in line with the Company’s previously issued guidance for revenues in the first quarter of 2013, which estimated revenues for the quarter to be in the range of US$28.0 million to US$33.0 million, and primarily reflected a decline in revenues from the Company’s gaming segment. Revenues in the first quarter of 2013 from the Company’s gaming segment declined by US$3.9 million compared to the fourth quarter of 2012 and declined by US$4.8 million compared to the first quarter of 2012. Revenues in the first quarter of 2013 from the Company’s brand name phone sales segment declined by US$1.3 million compared to the fourth quarter of 2012, and declined by US$5.2 million compared to the first quarter of 2012. Revenues in the first quarter of 2013 derived from the Original Developed Product, or ODP increased US$2.5 million compared to the fourth quarter of 2012 and declined by US$4.4 million compared to the first quarter of 2012.

Gross profit for the first quarter of 2013 was US$4.6 million compared to US$5.9 million in the fourth quarter of 2012 and US$10.8 million in the first quarter of 2012. Gross margin for the first quarter of 2013 was 16% compared to 19% in the fourth quarter of 2012 and 25% in the first quarter of 2012. The decline in gross margin on a sequential and year-over-year basis is mainly attributable to overall lower revenues combined with increased manufacturing costs. Net income attributed to TechFaith for the first quarter of 2013 was US$0.3 million or US$0.01 per basic and diluted weighted average outstanding ADS, compared to a net loss of US$3.0 million or US$0.06 loss per basic and diluted weighted average outstanding ADS in the fourth quarter of 2012, and a net loss of US$0.4 million or a US$0.01 loss per basic and diluted weighted average outstanding ADS in the first quarter of 2012.

Ms. Ouyang Yuping, TechFaith’s Chief Financial Officer, said, “Revenues in the first quarter was in line with our previously issued guidance for the quarter, despite continued headwinds from higher competition and the significant decline of business in our gaming segment. While manufacturing costs have increased, we remained diligent in our efforts to absorb all fixed costs and to reduce operating costs where possible. As a result, we were able to achieve profitability in the first quarter of 2013 despite the lower revenues base. We also remain focused on maximizing our free cash flow; our cash and cash equivalents increased by US$3.2 million in the first quarter of 2013, raising our balance of cash and cash equivalents to US$261.2 million.”

Mr. Deyou Dong, President and Chief Operating Officer of TechFaith, said, “We believe the first quarter will come to represent a low turning point for our sales in 2013. This year, the impact from seasonality was magnified by continued higher competition and higher costs. We finished the first quarter with some encouraging signs as the units of shipment in our ODP segment increased compared to the fourth quarter of 2012. Separately, our operating expense had a reduction of US$5.5 million, or 57%, compared to the first quarter of 2012. We will continue to work to build on our unit shipment momentum in the second quarter as we continue to work with customers to provide the tailored mobile solutions they need, while also working to further reduce our operating expenses as much as possible.”

Mr. Defu Dong, Chairman and Chief Executive Officer of TechFaith, said, “We continue to work to best position TechFaith for success in the face of higher competition and higher unit costs in the mobile segment. We remain focused on higher margin niche opportunities and are working closely with our enterprise customers worldwide to achieve this goal. We think that this is the right business strategy for our mobile business. In our gaming segment, we have shifted our business model away from hardware sales to focus on software and mobile platforms in order to expand our existing customer base. When these business segments eventually return to more healthy levels of revenues, we will be able to improve overall profitability given our reduced operating expenses. We also continue to prudently move forward with the development of facilities, currently represented on our balance sheet by the US$10.6 million in land use rights and the US$38.9 million in construction in progress balance at the end of the first quarter of 2013. We will evaluate our development program as we move forward with the ability to use facilities for our own operations or to potentially lease or sell such facilities to third parties as we seek to increase value for our shareholders.”

Second Quarter of 2013 Outlook

The forecast below is TechFaith’s current and preliminary view, which is subject to change. TechFaith currently expects total revenues for the second quarter of 2013 to be in the range of US$28.0 million to US$33.0 million.

Investor Conference Call / Webcast Details

TechFaith will hold a conference call on Wednesday, May 21, 2012 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Wednesday, May 21, 2012 in Beijing). The dial-in is +1-617-399-5134 or +1-866-318-8615, with passcode 18294136. A live webcast of the conference call will also be available on TechFaith’s website at www.techfaithwireless.com.

A replay of the call will be available approximately 2 hours after the conclusion of the live call by telephone at +1-617-801-6888, with passcode 91189339. A webcast replay will also be available at www.techfaithwireless.com.

About TechFaith

TechFaith (NASDAQ: CNTF) has three primary businesses. The Company is a leading global mobile solutions provider for the global mobile handsets market (previously called the ODP (Original Developed Product) business)). The Company is a leading developer of specialized mobile phones for differentiated market segments, including the rapidly growing smartphone market targeting wireless mobile phone network operators and end users; the Company also serves sports enthusiasts with a tailored line under the Jungle brand and the teen market under licensed brands. Under the Company’s 17FOX brand (previously “17VEE”), the Company has built a leading intellectual property based motion gaming business ranging from Bluetooth-enabled motion gaming controllers and software to a planned proprietary set-top motion game box. For more information, please visit www.techfaithwireless.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “outlook” and similar statements. Among other things, the business outlook and strategic and operational plans of TechFaith and management quotations contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in TechFaith’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS:

In China: Jay Ji China Techfaith Wireless Communication Technology Limited Tel: 86-10-5822-8390 ir@techfaith.cn	In the U.S.: David Pasquale Global IR Partners Tel: +1 914-337-8801 cntf@globalirpartners.com

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of U.S. Dollars, except share and per share/ADS data and unless otherwise stated)

	Three Months Ended		Three Months Ended
	March 31		December 31
	2013	2012	2012

Revenues:

ODP	$14,532	$18,945	$12,077

Brand name phone sales	10,301	15,535	11,617

Game	3,402	8,196	7,338

Total net revenues	$28,235	$42,676	$31,032

Cost of revenues:

ODP	$13,157	$17,511	$10,577

Brand name phone sales	7,878	9,847	8,940

Game	2,639	4,486	5,577

Total cost of revenues	$23,674	$31,844	$25,094

Gross Profit	$4,561	$10,832	$5,938

Operating expenses:

General and administrative	$1,747	$1,456	$1,957

Research and development	1,845	2,962	2,010

Selling and marketing	647	5,356	801

Impairment of intangible assets	—	—	3,131

Total operating expenses	$4,239	$9,774	$7,899

Government subsidy income	19	89	44

Other operating income	284	99	475

Income (loss) from operations	$625	$1,246	$(1,442)

Interest income	523	446	428

Other income	—	—	663

Change in fair value of put option	(30)	—	(60)

Income (loss) before income taxes	$1,118	$1,692	$(411)

Income tax expenses	(754)	(1,692)	(2,147)

Net income (loss)	$364	$—	$(2,558)
Less: net income attributable to the noncontrolling interest	(58)	(413)	(485)

Net income (loss) attributable to TechFaith	$306	$(413)	$(3,043)

Net income (loss) attributable to TechFaith per share

Basic	$0.00	$(0.00)	$(0.00)

Diluted	$0.00	$(0.00)	$(0.00)

Net income (loss) attribute to TechFaith per ADS

Basic	$0.01	$(0.01)	$(0.06)

Diluted	$0.01	$(0.01)	$(0.06)

Net income (loss)	$364	$—	$(2,558)
Other comprehensive income, net of tax
Foreign currency translation adjustment	1,032	(273)	2,894

Comprehensive income	1,396	(273)	336

Less: Comprehensive income attributable to noncontrolling interest	(143)	(402)	(706)

Comprehensive income (loss) attributable to TechFaith	$1,253	$(675)	$(370)

Weighted average shares outstanding

Basic	794,003,193	794,003,193	794,003,193

Diluted	794,003,193	794,003,193	794,003,193

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In Thousands of U.S. Dollars)

	March 31, 2013	December 31, 2012

Assets
Current assets:
Cash and cash equivalents	$261,192	$257,950
Accounts receivable	10,016	8,666
Inventories	7,316	7,490
Prepaid expenses and other current assets	12,631	15,678

Total current assets	$291,155	$289,784

Property, plant and equipment, net	$43,329	$44,084
Land use rights, net	10,623	10,645
Construction in progress	38,919	36,530
Acquired intangible assets, net	3,612	4,061
Goodwill	1,242	1,242

Total assets	$388,880	$386,346

Liabilities and shareholders’ equity
Current liabilities:

Accounts payable (including accounts payable of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil and $nil as of March 31, 2013 and December 31, 2012 respectively)	10,364	11,140

Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $184 and $184 as of March 31, 2013 and December 31, 2012 respectively)	15,672	13,464

Advance from customers (including advance from customers of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil and $nil as of March 31, 2013 and December 31, 2012 respectively)	9,571	9,173

Deferred revenue (including deferred revenue of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil and $nil as of March 31, 2013 and December 31, 2012 respectively)	3,351	4,178

Income tax payable (including income tax payable of consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $21 and $21 as of March 31, 2013 and December 31, 2012 respectively)	916	1,062

Short-term loan (including short-term loan of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil and $nil as of March 31, 2013 and December 31, 2012 respectively)	15,350	15,350

Total current liabilities	$55,224	$54,367

Long-term loan	290	290

Total liabilities	$55,514	$54,657

Shareholders’ equity
Paid in capital	$16	$16
Additional paid-in capital	143,118	142,837
Accumulated other comprehensive income	47,769	46,822
Statutory reserve	23,137	23,137
Retained earnings	93,778	93,472

Total Techfaith shareholders’ equity	$307,818	$306,284

Noncontrolling interest	$25,548	$25,405

Total shareholders’ equity	$333,366	$331,689

Total liabilities and shareholders’ equity	$388,880	$386,346